03 AUG 25 AM 7:21



making IT possible

Rule 12g3-2(b) File ~~No. 82-5190~~

82-34643



03029445

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

Date August 19, 2003
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Directphone ++41 1 360 96 02
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

i.A. N. Weber

Nicolas Weidmann
Corporate Communications

dlw 8/25

Enclosure

- **August 19, 2003, Media Release, Semi-Annual Report 2003**
- **August 19, 2003, Media Release, Integration of ESEC and Unaxis**

Rule 12g3-2(b) File No. 82-5190


unaxis

making IT possible

Media Release

First six months of 2003: Return to operational profitability – orders received and sales increased on a comparable basis

Pfäffikon, August 19, 2003 – Unaxis Corporation achieved a slightly positive operating result (EBIT) of CHF 1 million in the first six months of 2003, after an operational loss of CHF –74 million in the comparison period of the previous year. This return to operational profitability is due both to good business development at certain divisions, and further improvements in cost structure. Net income/loss also showed considerable improvement at CHF –14 million for the first six months of 2003, compared to CHF -75 million for the same period in 2002.

Unaxis orders received for the first six months of 2003 were CHF 763 million (first half of 2002: CHF 810 million) and consolidated sales were CHF 759 million (first half of 2002: CHF 720 million). Currency-adjusted sales growth was 18 percent. Owing to the Materials activities divested in 2002, figures for the respective years are not directly comparable. On a comparable basis[1], orders received in the first half of 2003 worth CHF 763 million were slightly higher than the level of CHF 757 million recorded for the prior-year comparison period. Sales rose by 13 percent to CHF 759 million (first half of 2002: CHF 671 million).

Solid capital base and high net liquidity continue

Unaxis shareholder's equity stood at CHF 1 453 million on 6/30/2003 (12/31/2002: CHF 1 476 million). Net liquidity was CHF 680 million (12/31/2002: CHF 686 million). With a 57 percent equity ratio (12/31/2002: 58 percent) and stable net liquidity, Unaxis has a sound financial footing.

[1] Excluding Materials activities divested in 2002

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

Information Technology segment: marked sales recovery thanks to large product shipments by Data Storage and Displays

Orders received by the Information Technology segment for the first six months of 2003 were CHF 386 million on a comparable basis[1], unchanged from the level of the prior year (first half of 2002: CHF 385 million). On the other hand, sales rose by 37 percent to CHF 379 million (first half of 2002: CHF 276 million). Much of this growth came from large shipments of production systems by Data Storage. Operational loss (EBIT) could be reduced to CHF –35 million in the first six months of 2003, compared to CHF -103 million in the prior-year comparison period. Both higher sales volume and renewed cost reduction contributed to this improvement.

Development at the Semiconductors Back End (ESEC) and Semiconductors Front End divisions was in line with continued weak demand for chip production systems throughout the first half of 2003. ESEC resolutely continued with cost-cutting measures and further reduced its operational loss. At Semiconductors Front End, demand concentrated mainly on Advanced Packaging and Photomask Etching systems. At the Displays division, expected high-volume orders were postponed to the second half of the year because of the market situation and also as a consequence of SARS. Positive business development at Data Storage is largely due to the boom in DVD RW, DVD-9 and DVD/CD-R. As well as equipment for coating only, a growing number of complete production lines are now being shipped. Newly introduced products, some of them offering further considerable price/performance improvement, have been major contributors here. Business development at Optics for the first six months of 2003 was as expected. Rising sales of the latest rear-projection televisions have further increased demand for data and video projector components. In BioChip substrates, Optics has completed product qualification with key customers and optimized manufacturing.

Surface Technology segment: profits and sales increase

Despite negative influences in currency exchange rates and continuing economic weakness in many industrialized countries, the Surface Technology segment (Balzers) increased sales by 5 percent on the prior-year period, to CHF 160 million (first half of 2002: CHF 153 million). Currency-adjusted growth was 10 percent. Operating result (EBIT) increased by 30 percent to CHF 26 million (first half of 2002: CHF 20 million).

Surface Technology added two more coating centers in the first six months of 2003, bringing the total to 53. Six more centers are at the planning stage and will begin production over the coming months. Surface Technology pressed ahead with development of new, customer-specific coatings. Strategically highly significant cooperation agreements were signed with major automotive parts suppliers.

Components and Special Systems segment: productivity-boosting measures show effect

Orders received by the Components and Special Systems segment in the first six months of 2003 were CHF 213 million (first half of 2002: CHF 219 million). Sales fell by 10 percent to CHF 217 million (first half of 2002: CHF 242 million). Nonetheless, it was possible to increase operating result (EBIT) by 35 percent to CHF 15 million (first half of 2002: CHF 11 million). Measures in place to boost productivity, especially at the Leybold Vacuum division, plus resolute cost management, are thus taking effect.

Leybold Vacuum was faced with a largely stagnant market for vacuum pump technology, mainly because of subdued demand from chip manufacturers in the USA. Leybold Vacuum expanded other market segments correspondingly. The division acquired three upscale projects in the architectural glass coating sector. Moreover, Leybold Vacuum penetrated the flat panel display segment with a sizeable order from a Korean display manufacturer. Contraves Space felt the effects of delays at several European Space Agency (ESA) programs in the first six months of 2003. On July 17 came the successful maiden flight of America's Atlas V-500 launch vehicle, with payload fairings developed by Contraves.

Outlook for the 2003 financial year

Unaxis will continue to focus on innovation projects, on increased market penetration and efficient cost management. For the 2003 financial year Unaxis expects a positive operating result.

From the present-day perspective, Unaxis anticipates that the Information Technology segment will continue to benefit from positive development at Data Storage. Furthermore, the Displays division can be expected to profit from greater investment willingness by customers. In the semiconductor business on the other hand, Unaxis expects continued sideways movement throughout the second half of 2003 and a market recovery no earlier than the first quarter of 2004. From today's viewpoint, the industrially oriented Surface Technology and Components and Special Systems segments will see further ongoing positive development in the second half of 2003.

The full Semi-Annual report is available at www.unaxis.com or can be ordered from Unaxis in Päffikon/SZ.

Anhang: Kennzahlen-Tabellen

The information contained in this media release is believed to be correct at the time of publication. Unforeseeable risks and influences may lead to discrepancies with forecast statements portrayed here.

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech enterprise

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services to select growth markets of the information technology industry, as well as for use in demanding industrial applications. The commercial activities of Unaxis are conducted via its three business segments: Information Technology (semiconductors, flat-panel displays, data storage devices and optical components), Surface Technology (coating of tools and components) and Components and Special Systems (vacuum technology and aerospace technology). Unaxis employs approximately 6,500 individuals and, in the 2002 financial year, recorded total sales of CHF 1.426 billion on a comparable basis. The company, which is headquartered in Pfäffikon/SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 90 subsidiaries in a total of 25 countries.

Key figures for 1st six months of 2003

Unaxis Corporation

in CHF million	1st six months 2003	2nd six months 2002	1st six months 2002
Orders received	**763**	684	810
Sales	**759**	770	720
Operating result before depreciation and amortization (EBITDA)	**71**	68	3
Operating result (EBIT)	**1**	-9	-74
Other result	**0**	40	7
Financial result	**-5**	-4	-7
Result before taxes	**-4**	27	-74
Net income / loss for the period	**-14**	36	-75
Net funds from /used by operations	**42**	-1	-40
Total assets	**2 536**	2 525	2 791
Shareholders' equity	**1 453**	1 476	1 517
- in % of total assets	**57%**	58%	54%
Net liquidity	**680**	686	728
Net assets[2]	**1 066**	1 075	1 115
Capital expenditures in property, plant and equipment	**39**	40	34
Research and development	**72**	79	78
Personnel expense	**298**	320	314
Number of employees	**6 522**	6 544	6 694

Business development on comparable basis

(Discounting figures for divested activities in both years,
so that actual performance of remaining activities becomes apparent.)

In CHF million	1st six months 2003	2nd six months 2002	1st six months 2002
Total Unaxis[3]			
Orders received	**763**	671	757
Orders on hand	**413**	406	493
Sales	**759**	756	671
Operating result before depreciation and amortization (EBITDA)	**71**	67	-1
Operating result (EBIT)	**1**	-10	-76
Net assets[2]	**1 066**	1 064	1 102

[2] Net assets include all operating current and non-current assets (excluding cash and cash equivalents and financial assets), less operating liabilities (excluding financial debts, provisions for post-employment benefits and for taxes and other provisions not charged against operating result).
[3] Excluding Materials activities sold in 2002.

Business development on comparable basis

In CHF million	1st six months 2003	2nd six months 2002	1st six months 2002
Information Technology[4]			
Orders received	**386**	299	385
Orders on hand	**218**	209	287
Sales to third parties	**379**	374	276
Operating result before depreciation and amortization (EBITDA)	**7**	-3	-61
Operating result (EBIT)	**-35**	-44	-103
Net assets[5]	**704**	706	705
Surface Technology			
Orders received	**160**	152	153
Orders on hand	**0**	0	0
Sales to third parties	**160**	153	153
Operating result before depreciation and amortization (EBITDA)	**46**	40	42
Operating result (EBIT)	**26**	22	20
Net assets[5]	**220**	198	214
Components and Special Systems			
Orders received	**213**	220	219
Orders on hand	**194**	197	206
Sales to third parties	**217**	229	242
Operating result before depreciation and amortization (EBITDA)	**21**	15	17
Operating result (EBIT)	**15**	8	11
Net assets[5]	**69**	54	81
Others			
Sales to third parties	**4**	0	0
Operating result before depreciation and amortization (EBITDA)	**-3**	14	1
Operating result (EBIT)	**-5**	5	-5

[4] Excluding Materials activities sold in 2002.
[5] Net assets include all operating current and non-current assets (excluding cash and cash equivalents and financial assets), less operating liabilities (excluding financial debts, provisions for post-employment benefits and for taxes and other provisions not charged against operating result).

Page 8 **Business development of divisions on comparable basis**

Segment Information Technology

in CHF million	2003			2002				
	HY1	Q2	Q1	Q4	Q3	*HY1*	Q2	Q1
Orders received								
Semiconductors Back End (ESEC)	*74*	33	42	33	30	*94*	62	32
Semiconductors Front End	*74*	31	43	25	47	*86*	51	35
Displays	*10*	8	2	26	8	*57*	55	2
Data Storage	*172*	98	74	49	31	*103*	80	23
Optics	*55*	27	28	23	27	*45*	24	21
Total	*386*	197	188	156	143	*385*	272	113

in CHF million	2003			2002				
	HY1	Q2	Q1	Q4	Q3	*HY1*	Q2	Q1
Sales								
Semiconductors Back End (ESEC)	*77*	36	41	31	49	*70*	44	26
Semiconductors Front End	*71*	42	30	54	37	*80*	55	25
Displays	*57*	16	41	37	14	*17*	6	11
Data Storage	*126*	90	35	48	60	*63*	43	20
Optics	*48*	23	25	24	21	*46*	24	22
Total	*379*	208	171	194	180	*276*	172	104

in CHF million	2003	2002
	6/30/2003	12/31/2002
Orders on hand		
Semiconductors Back End (ESEC)	*14*	17
Semiconductors Front End	*54*	49
Displays	*17*	64
Data Storage	*99*	53
Optics	*34*	28
Total	*218*	209

Business development of divisions on comparable basis

Segment Surface Technology

	2003			2002				
	HY1	Q2	Q1	Q4	Q3	*HY1*	Q2	Q1
Orders received	***160***	**82**	78	81	71	*153*	80	73
Sales to third parties	***160***	**82**	78	81	71	*153*	79	74

Segment Components and Special Systems

in CHF million	2003			2002				
	HY1	Q2	Q1	Q4	Q3	*HY1*	Q2	Q1
Orders received								
Leybold Vacuum	***187***	**99**	88	82	89	*182*	97	85
Contraves Space	***26***	**9**	17	30	19	*37*	27	10
Total	***213***	**107**	106	112	108	*219*	124	95

in CHF million	2003			2002				
	HY1	Q2	Q1	Q4	Q3	*HY1*	Q2	Q1
Sales to third parties								
Leybold Vacuum	***169***	**86**	83	92	86	*180*	95	85
Contraves Space	***48***	**16**	32	16	35	*62*	33	29
Total	***217***	**102**	115	108	121	*242*	128	114

in CHF million	2003	2002
	6/30/2003	12/31/2002
Orders on hand		
Leybold Vacuum	***51***	31
Contraves Space	***143***	165
Total	***194***	197



making IT possible

Media release

Unaxis to combine business activities of its Semiconductors Back End (ESEC), Semiconductors Front End and Displays divisions into new "Unaxis Semiconductors" segment – Full integration of ESEC

Pfäffikon, (Switzerland) August 19, 2003 – Unaxis is planning to combine the activities of its Semiconductors Back End (comprised of ESEC), Semiconductors Front End and Displays divisions into a newly formed segment to be known as **"Unaxis Semiconductors"**. To fully exploit the related synergies, ESEC is to be completely integrated into Unaxis by means of a merger and concurrently delisted from the SWX Swiss Exchange. ESEC's shares will be exchanged for Unaxis shares in a transaction that provides ESEC shareholders with 1.1 Unaxis shares for each share they own.

"Unaxis Semiconductors" strengthens company's position in cyclical semiconductor market

Through the combination of these three distinct areas of business activity, the new "Unaxis Semiconductors" segment will attain the size that is crucial in the highly competitive semiconductor equipment market, as well as move into the ranks of the world's leading manufacturers in that industry. By combining its core capabilities in the area of thin-coating and chip-assembly technologies while keying on its global presence, Unaxis is creating the conditions necessary to meet customer needs to an even greater degree and thus participate more fully in future market developments. Collectively, the three existing divisions that will comprise the new segment recorded total sales of CHF 388 million in 2002, in a year made difficult by market-related weakness. "Unaxis Semiconductors" will employ approximately 1500 employees worldwide – of which, 750 are located at the company's Cham and Trübbach (Switzerland) and Balzers (Liechtenstein) facilities – and has production and development sites in Europe, North America and Asia. "Unaxis Semiconductors" will focus its activities on select growth markets in the semiconductor and flat-panel-display industries. Unaxis is convinced that the combination of these activities will sustainably strengthen the company's position in the

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

semiconductor equipment market and contribute to an improvement in its future outlook for success in a cyclical market environment.

Continuity in management ensured

The new "Unaxis Semiconductors" segment is to be headed by Asuri S. Raghavan. He is a member of Unaxis' Executive Board and already bears responsibility for the company's semiconductor-related activities. Since May of this year, as Delegate of the Board of Directors of ESEC, he also bears responsibility for that company's operative management.

Complete integration of ESEC into Unaxis

In the creation of this new segment, ESEC is to be fully integrated into Unaxis by means of a merger. The boards of both Unaxis and ESEC yesterday, August 18, 2003, signed a corresponding letter of intent for the merger of the two companies. In the planned merger, ESEC shareholders are to receive 1.1 Unaxis shares for each share of ESEC they own, thus making them new shareholders of Unaxis. The exchange ratio is based on the average prices of the respective shares recorded over the most recent 30 trading days, and has been verified by means of business and financial information pertaining to both companies. It affords ESEC shareholders a premium of 14.5% versus the August 18, 2003, closing prices of the respective shares. Furthermore, the board of Unaxis has commissioned Ernst & Young, to submit a fairness opinion on the transaction verifying that the exchange ratio is fair and correct. To finance this transaction, Unaxis will utilize authorized capital that was approved and set aside already at an earlier date. Gaining approval from an extraordinary general meeting of Unaxis shareholders or competition authorities is not required.

Cost reduction thanks to synergies and adjustments to overhead

Aside from the market-related benefits involved, Unaxis anticipates that, as of 2004, it will achieve merger-related increases in efficiency as well as annual cost savings of up to CHF 15 million. Thus it is anticipated that, on the whole, the transaction will not lead to a dilution of earnings. As a consequence of the integration of ESEC, workforce adjustments will be necessary at both ESEC and Unaxis. Overall, the two companies will eliminate a total of approximately 60 jobs globally, 20 of which are in Switzerland. The

related one-time restructuring costs in the amount of roughly CHF 10 million will be charged to Unaxis' results for the current financial year.

Timetable

Provided that the boards of both Unaxis and ESEC sign the definitive merger agreement on September 5, 2003, it will be submitted for approval at an extraordinary general meeting of ESEC's shareholders to be held on October 7, 2003. Should that be the case, the merger will be consummated around October 16, 2003. Upon completion of the merger, ESEC shares will cease trading in the open market and subsequently be delisted.

Important notice for media representatives and securities analysts:

Today (Tuesday), August 19, 2003, representatives of Unaxis and ESEC will hold a joint **media conference** at **2:00 pm** in order to present this transaction. A corresponding **conference for analysts** will immediately follow at **3:30 pm**. Place: SWX Swiss Exchange, Selnaustrasse 30, Zurich. No registration is required for attendance.

The first-half 2003 financial reports of Unaxis and ESEC, which have also been published today, can be accessed via the Internet at www.unaxis.com and www.esec.com.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information, please feel free to contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services for select growth segments of the information technology market as well as for sophisticated industrial applications. Unaxis' commercial activities are conducted via its three business segments: Information Technology (production systems for semiconductors, flat-panel displays and data storage devices, as well as optical components); Surface Technology (protective coatings for precision tools and components); and Components and Special Systems (vacuum technology and aerospace technology). Unaxis currently employs approximately 6,500 individuals and, in its 2002 financial year, achieved sales of CHF 1.426 billion on a comparable basis. The company, headquartered in Pfäffikon, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 90 subsidiaries in 25 countries.